NAUTILUS MINERALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(US dollars, in accordance with International Financial Reporting Standards)

The following Management Discussion and Analysis (“MD&A”) has been prepared as at March 30, 2015 for the year ended December 31, 2014.

The MD&A of Nautilus Minerals Inc. (the “Company”, “NMI” or “Nautilus”) should be read in conjunction with the Company’s audited consolidated financial statements for the full year ended December 31, 2014, and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Amounts for the full year and the three month periods ended December 31, 2014 and 2013 have been presented in accordance with IFRS.

This MD&A includes references to United States dollars, Canadian dollars, Papua New Guinea kina, United Kingdom pounds sterling and euros. All dollar amounts referenced, unless otherwise indicated, are expressed in United States dollars and the Canadian dollars are referred to as C$, Papua New Guinea kina are referred to as PGK, United Kingdom pounds sterling are referred to as £ and euros are referred to as €.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This document includes “forward-looking statements” which include all statements other than statements of historical fact.

Forward-looking statements include, but are not limited to, statements with respect to the future price of copper, gold and other metals; the estimation of mineral resources; the realization of mineral resource estimates; plans for establishing or expanding mineral resource estimates on the Company’s projects; the timing and amount of estimated future production; the construction and delivery of the Production Support Vessel (“PSV”); the fulfillment of the obligations under the Tongling sales agreement and the timing and sustainability of such arrangements; costs of production; capital expenditures; costs and timing of the development of the Company’s seafloor production system; the Company’s seafloor massive sulphide (“SMS”) prospects (including Solwara 1) and new deposits; success of exploration and development activities; permitting time lines; currency fluctuations; requirements for additional capital; government regulation of exploration operations; the Company's financial position; business strategy; plans and objectives of management for future operations; the design and performance of the PSV and Seafloor Production Tools (“SPTs”); and the procurement of the PSV. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the risk of failure to obtain required equity or debt funding; the risk that material assumptions listed in the paragraph below will not be borne out; changes in project parameters as plans continue to be refined; any additional permitting or licensing requirements associated with any modifications to the scope of the Solwara 1 Project; future prices of copper, gold and other metals being lower than expected; the over-arching risk that the Company will not commence production of mineralized material; possible variations in resources, grade or recovery rates; the risk of failure to conclude the investigation into the cyber-attack, the inability to reach agreement with Marine Assets Corporation (“MAC”) as to the deposit under the vessel charter agreement, the insolvency of MAC or the applicable shipyard and other events which may cause a delay to the delivery of the PSV; the risk that the obligations under the Tongling sales agreement are not fulfilled; late delivery of the PSV and SPTs or other equipment; variations in the cost of the PSV and SPTs or other equipment; variations in exchange rates; the failure to obtain regulatory approval for financings; changes in the cost of fuel and other inflationary factors; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities.

Such forward-looking statements are current only as at the date of this MD&A and are based on numerous material assumptions (that management believes were reasonable at the time they are made) regarding the Company's present and future business strategies and the environment in which the Company will operate in the future, including the Company's continued compliance with regulatory requirements, the proposed mine plan and the estimated cost and availability of funding for the continued exploration of the Company's tenements. The Company has also assumed that market fundamentals will result in sustained copper and gold demand and prices; that the proposed development of its mineral projects will be viable operationally and economically and proceed as expected; and that any additional financing needed will be available on reasonable terms. With respect to the arrangement with MAC, the Company is assuming that the parties will observe their obligations, that the investigation into the cyber-attack will reach a timely conclusion and that MAC and the Company can agree how to proceed in relation to the payment of the deposit under the vessel charter agreement.

OUR BUSINESS

Overview

Nautilus is a seafloor resource exploration company and the first publicly listed company to commercially explore the ocean floor for copper, gold, silver and zinc rich seafloor massive sulphide deposits and for manganese, nickel, copper and cobalt nodule deposits. The Company’s main focus is to create shareholder value by demonstrating the seafloor production system and establishing a pipeline of development projects to maximize the value of mineral licenses and exploration applications that Nautilus holds in various locations in the Pacific Ocean.

The Company's principal project is the Solwara 1 Project in the Bismarck Sea. The Solwara 1 Project and the Company's other projects are described in detail in the Company's Annual Information Form, available on SEDAR at www.sedar.com.

Nautilus’ seafloor production system has the potential to open a new frontier of resource development as land-based mineral deposits continue to be depleted. Nautilus plans to become the world’s first seafloor producer of copper and gold.

2014 SIGNIFICANT EVENTS

•	Nautilus and the State of PNG resolve issues and sign agreement
•	Nautilus enters into Vessel Charter
•	Solwara 1 Project advanced
•	Clarion Clipperton Zone nodule deposit grade and extent confirmed with analysis of samples collected during 2013 exploration program supporting the grade of elements previously reported

Nautilus and State of PNG resolve issues and sign agreement

On April 24, 2014, the Company announced that it and the Independent State of Papua New Guinea (“State”) had signed the PNG Equity Agreement, enabling the Solwara 1 Project to move forward toward production with the full support of the State.

Under the PNG Equity Agreement, the State has taken an initial 15% interest in the Solwara 1 Project, with an option to take up to a further 15% interest within 12 months of the PNG Equity Agreement becoming unconditional. The State paid Nautilus a non-refundable deposit for its initial 15% interest of US$7,000,000 on the date the PNG Equity Agreement was executed.

The PNG Equity Agreement was conditional upon the State, (through its nominee Eda Kopa (Solwara) Limited (“Eda Kopa”), a subsidiary of Petromin PNG Holdings Limited), securing by July 31, 2014, the funding for the State's 15% share of the capital required to complete the development phase of the project up to first production, being US$113,000,000 (excluding the non-refundable deposit), and was to be placed in escrow until Nautilus satisfied the conditions for their release. The PNG Equity Agreement provided further that the funds would be released to Nautilus, and an unincorporated joint venture between the parties for the ongoing operation of the project formed, if within 6 months of the funds being placed in escrow Nautilus secured the charter of a Production Support Vessel and certain intellectual property rights. After first production, the State’s nominee is required to contribute funds in proportion to its interest.

On May 9, 2014, the State’s nominee, Eda Kopa, placed US$113,000,000 into escrow, representing the balance of the funding for Eda Kopa’s 15% share of the capital required to complete the development phase of the Solwara 1 Project up to first production.

On October 22, 2014, the Company satisfied one of the conditions precedent to completion of the PNG Equity Agreement, by securing certain intellectual property rights.

On November 6, 2014, the Company entered into an agreement for the charter of a Production Support Vessel (“PSV”) to be first deployed for use at the Solwara 1 Project. Marine Assets Corporation (“MAC”), a marine solutions company based in Dubai specializing in the delivery of new build support vessels for the offshore industry, will own and provide the marine management of the vessel. The vessel will be chartered to Nautilus for a minimum period of five years at a rate of US$199,910 per day, with options to either extend the charter or purchase the vessel at the end of the five year period. The charter agreement with MAC was filed on SEDAR on November 18, 2014, and an amendment thereto was filed on February 10, 2015.

Under the terms of the arrangement, MAC entered into a shipbuilding contract (the “Shipbuilding Contract”) with Fujian Mawei Shipbuilding Ltd. to design and construct the PSV in accordance with Nautilus' specifications and paid the first installment of the purchase price in November 2014, in accordance with the Shipbuilding Contract.

On December 11, 2014, in accordance with the PNG Equity Agreement, the sum of US$113,000,000 million was released from escrow to Nautilus and the unincorporated joint venture between Nautilus and the State’s nominee (Eda Kopa) in respect of the Solwara 1 Project was formed (the “Solwara 1 JV”). The Solwara 1 JV is governed by the Joint Venture Agreement among the parties to the PNG Equity Agreement, a copy of which is appended to the PNG Equity Agreement, which was filed on SEDAR on May 2, 2014.

Also in accordance with the PNG Equity Agreement, as a result of completion of the condition subsequent, the arbitration between the parties in respect of the State Equity Option Agreement dated March 29, 2011 was terminated.

Nautilus enters into Vessel Charter

As indicated above on November 6, 2014 Nautilus announced that it entered into an agreement for the charter of a PSV to be first deployed for use at the Solwara 1 Project.

The vessel will first serve as the operational base for the joint venture formed by Nautilus and the State nominee, Eda Kopa, to support the operations carried out by the Solwara 1 JV to extract and to transport high grade copper and gold material from the project site, in the Bismarck Sea of Papua New Guinea.

MAC entered into the Shipbuilding Contract with Fujian Mawei Shipbuilding Ltd., based in Fujian province in south-eastern China, to design and construct the vessel in accordance with Nautilus’ specifications. The Shipbuilding Contract was signed on November 25, 2014. A US$10,000,000 deposit was payable by Nautilus to MAC following the payment by MAC of the first installment under the Shipbuilding Contract. A further charterer’s guarantee of US$18,000,000 was to be provided to MAC by the Solwara 1 JV on the commencement of the charter of the vessel.

When completed, the PSV will measure 227 metres in length and 40 metres in width with accommodation for up to 180 people and generate approximately 31MW of power. All of the below deck mining equipment will be installed in the vessel during the build process to minimize the equipment integration to be completed following delivery of the vessel. The vessel is expected to be delivered by the end of 2017.

On February 2, 2015, the Company announced that it and MAC had been victims of a cyber attack by an unknown third party. The Company has engaged a cyber security consultant to investigate the cyber-attack that resulted in the Company paying the deposit of $10,000,000 owing to MAC under the vessel charter agreement to a bank account which the Company believed to be MAC’s, but which MAC subsequently advised was not its account. In the circumstances, the Company has agreed to pre-pay US$10,000,000 of the US$18,000,000 charterer's guarantee on the basis that: (i) the remaining US$8,000,000 of the charterer's guarantee will be provided to MAC by the Company on the commencement of the charter of the vessel; and (ii) the parties have agreed to determine how to proceed in relation to the US$10,000,000 deposit following the conclusion of the investigations, which may take some months.

In the meantime, the construction of the vessel continues in accordance with the terms of the Shipbuilding Contract.

Solwara 1 Project advanced

During 2014, the Company continued to advance the Solwara 1 Project and in particular, the three key equipment contracts.

Project Build Progressed

Progress on the development of the Seafloor Production Tools (“SPTs”) continued to advance. Commissioning of the Auxiliary Cutter, Bulk Cutter and Collecting Machine continued at Soil Machine Dynamics premises in Newcastle, England with delivery of the three machines, following factory acceptance testing expected by the end of 2015.

General Marine Contractors in Houston completed weld procedure qualification work and fatigue testing of the riser system during the year. Fabrication of the riser system is scheduled to commence in Q1 2015, with completion by the end of 2015.

GE Hydril has completed testing activities on the main slurry valves with the focus now shifting to assembly planning for the Subsea Slurry Lift Pump. GE Hydril has commenced retrieval of the Subsea Slurry Lift Pump equipment from storage with assembly activities to re-commence mid-year 2015.

Following the execution of the charter party, the shipyard contract has been signed and the Company is working with MAC, the shipyard and ship designer to complete basic design and procurement of long lead items.

The Company plans to resume discussions with other contractors to allow the resurrection of some of the previously terminated contracts in the first half of 2015.

Community Activities

During the year the Company undertook an extensive Community Engagement Program along the West Coast of New Ireland Province, Papua New Guinea. In collaboration with the New Ireland Provincial Government, the Company implemented a Water and Sanitation Pilot Program in two locations, Rasirik Elementary School and Labur Primary School. The basis of the program was developed following a Company funded program to take a PNG National doctor to the West Coast of New Ireland to assess the level of hygiene and sanitation within the villages. Under this program the two schools completed health and hygiene training which was used as the catalyst for change. Once it was understood that a change in sanitation behaviour is required to improve the standard of living within villages, the Company developed a project to install new toilet facilities and infrastructure to provide access to running water within villages. Local youths were employed during this program to gain experience in the construction of the infrastructure. The continued implementation of this project will be determined following an audit of the pilot project which will be completed in early 2015.

The Company is also committed to building capacity in the areas of environmental science and geology and encouraging young students to complete their school education. The second Marine Science Short Course was held in October 2014 in collaboration with the University of Papua New Guinea and Duke University (USA) at the National Fisheries Authority facility on Nago Island in New Ireland Province. 21 students from PNG and other south pacific nations attended the three week marine science course. For the fifth year, Nautilus donated school science awards to schools in New Ireland Province to help encourage students to further their studies.

Clarion Clipperton Zone nodule deposit grade and extent confirmed

Tonga Offshore Mining Ltd, a 100% Nautilus owned entity, completed a 54 day exploration campaign to its license area located in the Clarion Clipperton Zone (“CCZ”), in the eastern Pacific Ocean. Work was completed by the oceanographic survey vessel ‘R/V Mt Mitchell’, which departed from Seattle, Washington on August 22, 2013. The work program comprised 64,000km2 of multibeam mapping and the collection of 2,090 wet kilograms of polymetallic nodules.

It was part of a two stage multi-beam and sampling program designed to upgrade a significant portion of the current 410 million wet tonne inferred resource* to an indicated status, to allow for preliminary engineering and metallurgy studies.

On March 19, 2014, the Company announced that it had processed the data and received analytical results from the samples collected during the exploration program and that such data and results support the grade of elements reported in the March 2013 NI 43-101 technical report*.

* Nimmo, 2013 – “Updated NI43-101 Technical Report Clarrion-Clipperton Zone Project, Pacific Ocean”, dated effective March 20, 2013.

RISK FACTORS

Nautilus’ ability to generate revenues and achieve a return on shareholders’ investment must be considered in light of the early stage nature of the Solwara 1 deposit and seafloor resource production in general. The Company is subject to many of the risks common to early stage enterprises, including personnel limitations, financial risks, metals prices, permitting and other regulatory approvals, the need to raise capital, resource shortages, lack of revenues, equipment failures and potential disputes with, or delays or other failures caused by, third party contractors and joint venture partners. Substantial expenditures are required to discover and establish sufficient resources and to develop the mining and processing facilities and infrastructure at any site chosen for mining. There can be no assurance that the Company will be able to raise sufficient financing to facilitate this development. The Company's existing funds are not sufficient to bring the Solwara 1 Project into production and there can be no assurance that additional sources of finance will be available to the Company. Other factors that influence the Company’s ability to succeed are more fully described in the Company’s 2014 Annual Information Form available on www.sedar.com, under the heading “Risk Factors”. See also the factors discussed under “Cautionary Note Regarding Forward Looking Statements” above.

SUMMARY OF QUARTERLY RESULTS (unaudited)

The following table sets out selected unaudited quarterly financial information of Nautilus and is derived from unaudited quarterly condensed consolidated interim financial statements prepared by management and expressed in US dollars in accordance with International Financial Reporting Standards (“IFRS”) applicable to interim financial reports.

		2013				2014
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Revenue	$’M	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss for the period	$’M	(4.9)	(6.1)	(5.2)	(6.2)	(3.5)	(3.7)	(4.6)	(2.0)
Basic and diluted loss per share	$/share	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

As Nautilus is currently a pre-production entity engaging in exploration activities there is a significant amount of variability in the quarterly expenditure of the Company depending on the timing of contract milestones and exploration campaigns. Below is a summary of the more significant fluctuations in results excluding those resulting from foreign exchange movements:

Q3 2013

The loss for the period was impacted by increased costs of $1.5 million for the exploration campaign conducted over tenements held by the Company in the CCZ.

Q1 2014

The loss for the period reflected a reduction of $0.6 million in professional fee expenditure following the completion of arbitration with the State.

Q4 2014

The loss for the period reflected two significant offsetting amounts that were realised during the quarter.

During the quarter other income of $15.0 million (2013 – $0.6 million) was recognised from Eda Kopa on establishment of the Solwara 1 JV with $12.1 million received treated as a recovery of previously expensed exploration expenditure and a $2.7 million capital charge also received as a result of the delays in payment during the period of the dispute.

This was offset by a $10.0 million expense resulting from the Company and MAC being the victims of a cyber attack by an unknown third party.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

The following discussion provides an analysis of the financial results of Nautilus:

Loss for the period

For the three months ended December 31, 2014, the Company recorded a loss of $2.0 million ($0.01 loss per share) compared to a loss of $6.2 million ($0.01 loss per share) for the same period in 2013. The primary variances were as follows:

Exploration
Exploration expense remained consistent at $1.8 million (2013 - $1.8 million), with an increase in mineral property fees in 2014 related to the bi-annual tenement rents paid for Tonga and the Solomon Islands, offset by a reduction in geological services expenditure, with 2013 expenditure impacted by the demobilisation costs of completing the exploration campaign to the CCZ that commenced in Q3 2013.

	Nodule Exploration		SMS Exploration		Total Exploration
	Three months ended		Three months ended		Three months ended
	December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013
Geological services	1,572	532,480	21,993	15,315	23,565	547,795
Mineral property fees	-	-	935,212	380,834	935,212	380,834
Professional services	84,043	43,291	78,998	170,451	163,041	213,742
Travel	30,854	59,744	40,408	25,341	71,262	85,085
Salary and wages	93,290	98,346	480,502	453,341	573,792	551,687
Total exploration expenditure	209,759	733,861	1,557,113	1,045,282	1,766,872	1,779,143

General & Administration
General & Administration expenditure was consistent at $3.3 million (2013 - $3.4 million).

	Three months ended	Three months ended
	December 31, 2014	December 31, 2013

Office and general	797,118	747,065
Professional services	421,902	374,741
Salary and wages	1,675,054	1,811,299
Shareholder related costs	85,391	75,395
Travel	79,695	55,359
Depreciation	281,359	290,802
Total general and administration expenditure	3,340,519	3,354,661

Security Deposit
During the quarter ended December 31, 2014 the Company expensed $10.0 million (2013 – nil) with the Company and MAC being the victims of a cyber attack by an unknown third party.

Because of the uncertainty relating to the recovery of the deposit, the full amount has been expensed as at December 31, 2014 to the statement of loss. Should the Company be able to recognise any future economic benefit attributable to the payment following the conclusion of the relevant investigations, a credit would be recorded in the statement of loss in the period of recovery.

Corporate Social Responsibility
Corporate Social Responsibility expense remained consistent at $0.4 million (2013 - $0.4 million).

Technology
Technology expense was consistent at $0.1 million (2013 - $0.1 million).

Development
Development expenses increased to $1.3 million (2013 - $0.3 million) with $1.3 million spent on PSV design and procurement in the current quarter, compared to $0.3 million in the comparative period last year.

Foreign exchange
A foreign exchange loss of $0.02 million was recorded during the quarter (2013 – $0.9 million). The foreign exchange loss consists of realized gains and losses on actual cash transactions during the period and unrealized gains and losses on cash denominated in different currencies at the period end. The Company holds a “basket of currencies” to act as a natural hedge against its expected cash outflows and can therefore experience unrealized fluctuations at period end when cash balances are converted to US dollars for reporting purposes, as experienced during the current quarter.

Interest income
Interest income earned on cash and cash equivalents held during the period was $0.07 million (2013 - $0.11 million) with Q4 2013 showing the impact of the rights offer proceeds received in Q2 2013. The Company maintains its cash and cash equivalents with banks with an S&P rating of A+ or better.

Other income
Other income of $15.0 million (2013 – $0.6 million) was earned for the three months ended December 31, 2014. The current year was impacted by the one off inflows from Eda Kopa on establishment of the Solwara 1 JV with $12.1 million received treated as a recovery of previously expensed exploration expenditure and a $2.7 million capital charge also received as a result of the delays in payment during the period of the dispute.

Operating Losses
Overall, Nautilus’ operating loss decreased to $6.9 million for the three months ended December 31, 2014, compared to $6.8 million for the same period in 2013. When adjusting the current quarter operating loss for the respective foreign currency exchange movements the actual operating loss was $6.9 million (2013 $5.9 million) with the major impact coming from the increase of $1.0 million in development expenditure related to preliminary vessel design work.

SELECTED ANNUAL INFORMATION

The following table sets out selected annual financial information of Nautilus and is derived from the Company’s audited consolidated financial statements for the years ended December 31, 2014, 2013 and 2012. The information set out below should be read in conjunction with this MD&A and the 2014 Financial Statements. Amounts are expressed in US dollars unless otherwise indicated.

	2014	2013	2012
Sales	$Nil	$Nil	$Nil
Loss for the year	$13,750,240	$22,339,674	$40,982,142
Loss per share (basic and diluted)	$0.03	$0.06	$0.19
Total assets	$339,567,591	$283,816,470	$271,747,112
Total long-term liabilities	$65,146,077	$10,693,538	$7,544,171
Dividends declared	$Nil	$Nil	$Nil

Loss for the year

While there was a decrease in the overall level of expenditure in 2014 to $13.8 million (2013 - $22.3 million), the current year loss was impacted by $10.0 million expensed due to the cyber security incident, offset by $14.8 million of other income from the State’s Solwara 1 JV contribution, related to previously expensed project costs and capital charge.

Total assets

Total assets for the year ended December 31, 2014 increased to $339.6 million (2013 - $283.8 million) with receipt of the State’s equity contribution for the Solwara 1 JV and the continued progress on the build of project equipment.

Long-term liabilities

Long-term liabilities increased to $65.1 million (2013 - $10.7 million) with recognition of the liability for the project partner contribution of $60.2 million, being the non-current unearned amount of the State’s equity contribution for the Solwara 1 JV.

RESULTS OF OPERATIONS – FOR THE YEAR ENDED DECEMBER 31, 2014

The following discussion provides an analysis of the financial results of Nautilus:

Loss for the year

For the full year ended December 31, 2014, the Company recorded a loss of $13.8 million ($0.03 loss per share) compared to a loss of $22.3 million ($0.06 loss per share) in 2013. The primary variances were as follows:

Exploration
Exploration expense decreased to $3.6 million (2013 - $4.9 million), primarily due to the costs incurred during 2013 related to the exploration campaign in the CCZ, offset by increased mineral fees in Tonga and Solomon Islands.

	Nodule Exploration		SMS Exploration		Total Exploration
	Year ended		Year ended		Year ended
	December 31,		December 31,		December 31,
	2014	2013	2014	2013	2014	2013
Geological services	64,700	2,160,081	44,542	48,462	109,242	2,208,543
Mineral property fees	57,000	-	1,110,213	594,465	1,167,213	594,465
Professional services	217,708	111,724	274,316	181,464	492,024	293,188
Travel	55,876	88,007	83,202	127,821	139,078	215,828
Salary and wages	385,021	517,966	1,288,704	1,054,151	1,673,725	1,572,117
Total exploration expenditure	780,305	2,877,778	2,800,977	2,006,363	3,581,282	4,884,141

General & Administration
General & Administration expense decreased to $11.4 million (2013 - $13.1 million) reflecting a reduction in professional services expenditure of $1.8 million following the completion of the arbitration with the State.

	Year ended	Year ended
	December 31, 2014	December 31, 2013

Office and general	3,024,359	2,919,845
Professional services	1,123,702	2,927,343
Salary and wages	4,722,081	4,897,588
Shareholder related costs	496,497	493,242
Travel	790,068	637,604
Depreciation	1,194,460	1,187,051
Total general and administration expenditure	11,351,167	13,062,673

Security Deposit
During the year ended December 31, 2014 the Company expensed $10.0 million (2013 – nil) as a result of the Company and MAC being the victims of a cyber attack by an unknown third party.

Because of the uncertainty relating to the recovery of the deposit, the full amount has been expensed as at December 31, 2014 to the statement of loss. Should the Company be able to recognise any future economic benefit attributable to the payment following the conclusion of the relevant investigations, a credit would be recorded in the statement of loss in the period of recovery.

Corporate Social Responsibility
Corporate Social Responsibility expense decreased to $1.0 million (2013 - $1.4 million) with lower salary and wages costs.

Technology
Technology expense was consistent at $0.3 million (2013 - $0.3 million).

Development
Development expenses increased to $2.8 million (2013 - $0.8 million) with $2.4 million spent on PSV design and procurement in the current year compared to $0.6 million in the previous year, with vessel procurement activity only increasing significantly in Q3 2013.

Foreign exchange
A foreign exchange loss of $0.01 million was recorded for the full year (2013 – $2.8 million). The foreign exchange loss consists of realized gains and losses on actual cash transactions during the period and unrealized gains and losses on cash denominated in different currencies at the period end. The Company holds a “basket of currencies” to act as a natural hedge against its expected cash outflows and can therefore experience unrealized fluctuations at period end when cash balances are converted to US dollars for reporting purposes, as experienced during the current year.

Interest income
Interest income earned on cash and cash equivalents held during the year was $0.2 million (2013 - $0.4 million), with 2013 reflecting the impact of the rights offer proceeds received in Q2 2013. The Company maintains its cash and cash equivalents with banks with an S&P rating of A+ or better.

Other income
Other income of $15.0 million (2013 – $0.6 million) was earned for the three months ended December 31, 2014. The current year was impacted by the one off inflows from Eda Kopa on establishment of the Solwara 1 JV with $12.1 million received treated as a recovery of previously expensed exploration expenditure and a $2.7 million capital charge also received as a result of the delays in payment during the period of the dispute.

Operating Losses
Overall, Nautilus’ operating loss decreased to $19.0 million for the year ended December 31, 2014, compared to $23.3 million for the same period in 2013. When adjusting the current quarter operating loss for the respective foreign currency exchange movements the actual operating loss was $19.0 million (2013 $20.5 million). An increase of $2.0 million for Development expenditure was offset by a $1.3 million reduction in Exploration expenditure, a $1.7 million reduction in General and Administration expenditure, and $0.4 million reduction in Corporate Social Responsibility expenditure.

Cash flows

Operating activities
Cash used in operating activities was $1.7 million for the year ended December 31, 2014 compared to $15.9 million for the corresponding period in 2013. The current year was impacted by one off inflows from Eda Kopa on establishment of the joint venture with $12.1 million received for previously expensed exploration expenditure and a $2.7 million capital charge.

Investing activities
There was a net cash inflow of $10.4 million for the year ended December 31, 2014 compared to a $35.2 million outflow for the corresponding period in 2013. Equipment purchases of $15.4 million and a $10.0 million outflow relating to the vessel security deposit, impacted by a third party cyber attack, were offset by joint venture contributions received in respect of previously capitalised expenditure of $35.8 million.

Financing activities
Cash received from financing activities was $69.4 million for the year ended December 31, 2014 compared to $36.7 million for the corresponding period in 2013. The current year reflects the unearned joint venture contribution of $69.4 million and proceeds of $0.02 million from the exercise of 80,000 stock options while the prior year reflects the net proceeds of the C$40 million rights offering that was completed.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s financial objective is to ensure that it has sufficient liquidity in the form of cash and/or debt capacity to finance its ongoing requirements to support the Company’s strategy of becoming the first company to commercially extract copper, gold, silver and zinc from the seafloor.

Key financial measures

The Company uses the following key financial measures to assess its financial condition and liquidity:

	December 31	December 31
	2014	2013
Working Capital	$100.6 million	$36.1 million
Cash and Cash Equivalents	$118.8 million	$40.6 million

Under the Company’s Investment Policy, cash cannot be invested for more than 90 days and must be held on deposit with banks with an S&P credit rating of A+ or better.

Outlook and capital requirements

The Company’s known contractual obligations at December 31, 2014, are quantified in the table below:

December 31
2014
$
Non-cancellable operating leases
Not later than 1 year	600,058
Later than 1 year and not later than 2 years	213,804
Later than 2 years and not later than 3 years	105,993
Later than 3 years and not later than 4 years	79,980,072
Later than 4 years and not later than 5 years	79,980,072
Later than 5 years	218,901,450
Total Commitments	365,781,449

The non-cancellable commitments as at December 31, 2014 include the payments to be made under the charter party arrangement with MAC for the PSV with a commencement date no later than January 1, 2018.

The Company is involved in mineral exploration which is a high risk activity and relies on results from each exploration program to determine if areas justify any further exploration and the extent and method of appropriate exploration to be conducted.

The Company has no source of revenue and has significant cash requirements to be able to meet its administrative overhead and maintain its property interests. In order to be able to resume the construction contracts and advance the development of its mineral property interests, the Company will be required to raise additional financing. Until that time, certain discretionary expenditures may be deferred and measures to reduce operating costs will be taken in order to preserve working capital.

Nautilus expects that cash and cash equivalents will be sufficient to pay for capital expenditure commitments and general and administrative costs for the next 12 months. Depending upon future events, the rate of expenditures and other general and administrative costs could increase or decrease. The Company continues to evaluate a range of alternative options available to it to access capital to fund future expenditures.

Nautilus’ opinion concerning liquidity and its ability to avail itself in the future of the financing options mentioned above are based on currently available information. To the extent that this information proves to be inaccurate, future availability of financing may be adversely affected.

Factors that could affect the availability of financing include Nautilus’ performance (as measured by various factors including the progress and results of its exploration work), the state of international debt and equity markets, investor perceptions and expectations of past and future performance, the global financial climate, metal and commodity prices, political events in the south Pacific, obtaining operating approvals from the PNG government for the Solwara 1 Project, drilling and metallurgical testing results, results from environmental studies, engineering studies and detailed design of equipment.

Foreign currency exchange rate risk

The Company’s operations are located in several different countries, including Canada, Australia, PNG, Tonga, Solomon Islands, Fiji and New Zealand and require equipment to be purchased from several different countries. Nautilus has entered into key contracts in United States dollars and British pounds sterling. Future profitability could be affected by fluctuations in foreign currencies. The Company has not entered into any foreign currency contracts or other derivatives to establish a foreign currency protection program but may consider such actions in the future.

Foreign exchange risk is mitigated by the Company maintaining its cash in a “basket” of currencies that reflect its current and expected cash outflows, however the large inflow of USD in December 2014 has skewed the currency holdings at balance date. As at December 31, 2014 the Company held its cash in the following currencies:

Currency	% of total cash in
Denomination	US$ terms held
USD	95
GBP	2
CAD	3
100

Interest rate risk

The Company holds cash and cash equivalents which earn interest at variable rates as determined by financial institutions. As at December 31, 2014, with other variables unchanged, a 0.1% increase (decrease) in the interest rate would have no significant effect on comprehensive loss.

Credit risk

The Company places its cash only with banks with an S&P credit rating of A+ or better.

The maximum exposure to credit risk at the reporting date is the carrying value of cash and cash equivalents and other receivables.

Liquidity risk

The Company manages liquidity by maintaining adequate cash and short-term investment balances. In addition, the Company regularly monitors and reviews both actual and forecasted cash flows.

The Company has no source of revenue and has significant cash requirements to be able to meet its administrative overhead and maintain its property interests. In order to be able to resume the construction contracts and advance the development of its mineral property interests, the Company will be required to raise additional financing. Until that time, certain discretionary expenditures may be deferred and measures to reduce operating costs will be taken in order to preserve working capital. Given the measures taken by the Company to minimize expenditures leading up to signing the PNG Equity Agreement with the State and the measures that will continue to be taken, the Company’s exposure to liquidity risk is currently considered to be low.

NEWLY ADOPTED ACCOUNTING POLICIES

During the year ended December 31, 2014, the Company identified the need to adopt the following accounting policies to ensure that the Company continued to meet its obligations for reporting within the IFRS framework.

Joint Arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are typically classified as either joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.

Under the terms of the unincorporated joint venture agreement between the Company and the State Nominee, Nautilus and the State Nominee each beneficially own, 85% and 15% respectively, of the Solwara 1 project and the subsea equipment tools. They are tenants in common in proportion to their ownership interest.

Accordingly, the Company records its 85% interest in the assets and liabilities and income and expenses of the unincorporated joint venture in the consolidated financial statements. The impact of this is similar to proportionate consolidation.

Impairment of Assets

IAS 36, ‘Impairment of assets’ was amended to clarify disclosure requirements when a recoverable amount is determined based on FVLCTD. The amendment was effective for annual periods beginning on January 1, 2014 and we have adopted the amendment and it did not have any material impact on the financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the financial statements in conformity of IFRS requires the use of judgements and estimates that affect the amount reported and disclosed in the consolidated financial statements and related notes. These judgements and estimates are based on management’s knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and notes to the financial statements, and the key areas are summarized below.

The area of judgment that has the most significant effect on the amounts recognized in these consolidated financial statements is the review of asset carrying values and impairment assessment.

Review of asset carrying values and impairment assessment
Property, plant and equipment and exploration and evaluation assets are considered for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. If an indicator is identified, the asset’s recoverable amount is calculated and compared to the carrying amount. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The determination of fair value less costs to sell and value in use requires management to make estimates and assumptions about expected production, sales volumes, commodity prices, mineral resources, operating costs and future capital expenditures. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these assumptions, which may impact the recoverable amount of the assets.

In considering whether any impairment indicators occurred in respect of the Company’s long lived assets as at December 31, 2014, management took into account a number of factors such as metal prices, projected costs to operate equipment, availability and costs of finance, cost and state of completion of subsea equipment construction, exploration successes in other areas, the existence and terms of binding off-take agreements and the Company’s market capitalization compared to its net asset value.

Management has concluded that there are no impairment indicators relating to the Company’s long-lived assets as at December 31, 2014.

FUTURE ACCOUNTING CHANGES

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after July 1, 2014. The Company has reviewed the disclosure requirements of changes in IFRS 8 ‘Operating Segments’, IFRS 9 ‘Financial Instruments: Classification and Measurement’ (effective January 1, 2018) and IFRS 7 ‘Financial Instruments: Disclosure’ (effective January 1, 2018), however this does not currently require any changes to disclosures within the financial statements of the Company.

There are no other IFRS or IFRIC interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

OUTSTANDING SHARE DATA

The following is a summary of the Company’s outstanding share data as of March 30, 2015.

Common shares

A total of 445,302,865 common shares are outstanding including 11,325,000 restricted shares.

Restricted shares

A total of 11,325,000 restricted shares are issued and outstanding under the Company’s share loan plan, with loan expiry dates ranging from October 2015 through to July 2017. The weighted average issue price for the restricted shares is C$0.52.

Stock Options

A total of 4,945,000 stock options are issued and outstanding, with expiry dates ranging from October 2015 through to July 2017. The weighted average exercise price for all stock options is C$0.50. All stock options entitle the holders to purchase common shares of the Company.

INTERNAL CONTROLS

Disclosure controls and procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Nautilus’ disclosure controls and procedures. Based on the results of that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as at December 31, 2014, the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports it files under securities legislation are recorded, processed, summarized and reported within the appropriate time periods and forms specified in the securities legislation.

Internal control over financial reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal controls, including internal controls over financial reporting. The Company’s internal control over financial reporting (ICFR) is in accordance with criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) framework. Nautilus’ internal controls include policies and procedures that (1) pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisition, maintenance and disposition of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and receipts are recorded and expenditures are incurred only in accordance with authorization of management and directors; and (3) provide reasonable (but not absolute) assurance of compliance with regulatory matters and to safeguard reliability of the financial reporting and its disclosures. Having assessed the effectiveness of the Company’s internal controls over financial reporting, the Chief Executive Officer and Chief Financial Officer believe that: (1) the internal controls over financial reporting are effective and provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; and (2) that no material weaknesses in the reporting were discovered as at December 31, 2014.

The Company and MAC were victims of a cyber attack by an unknown third party during the fourth quarter of 2014. The incident was reported to the relevant police authorities and the Company engaged a third party cyber security consultant to investigate the cyber-attack that resulted in the Company paying a deposit of US$10,000,000 owing to MAC under the vessel charter agreement to a bank account which the Company believed to be MAC’s, but which MAC subsequently advised was not its account. The parties have agreed to determine how to proceed in relation to the US$10,000,000 deposit following the conclusion of all investigations, which may take some months. In the meantime, the Company has expensed the sum of US$10,000,000 to the statement of loss for the period ended December 31, 2014 but will record a credit in the statement of loss in the period of recovery should the Company be able to recognize any future economic benefit attributable to the payment following the conclusion of the relevant investigations.

As a result of the cyber-attack incident, the Company has clarified its internal control procedures regarding provision of new or revised bank account details to require all details provided via email to be confirmed verbally prior to any payments being made. The Company has determined that this isolated incident committed by an unknown third party does not represent a material weakness in the design or operation of the Company’s ICFR as at December 31, 2014. The incident, which was detected by senior officers, does not indicate that there exists a reasonable possibility that the Company’s ICFR will fail to prevent or detect in a timely manner a material misstatement of a financial statement amount or disclosure.

There have been no material changes in the Company’s ICFR since the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitation in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of control also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatement due to error or fraud may occur and not be detected.

ADDITIONAL SOURCES OF INFORMATION

Additional information regarding Nautilus Minerals Inc., including its Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website www.nautilusminerals.com.